Exhibit 2

2014

FIRST QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

Mexican Stock Exchange Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Consolidated cement volume	15,629	14,383	9%		15,629	14,383	9%	
Consolidated ready-mix volume	12,739	11,812	8%		12,739	11,812	8%	
Consolidated aggregates volume	37,630	33,460	12%		37,630	33,460	12%	
Net sales	3,591	3,319	8%	10%	3,591	3,319	8%	10%
Gross profit	986	909	8%	12%	986	909	8%	12%
as % of net sales	27.5%	27.4%	0.1pp		27.5%	27.4%	0.1pp	
Operating earnings before other expenses, net	268	239	12%	20%	268	239	12%	20%
as % of net sales	7.5%	7.2%	0.3pp		7.5%	7.2%	0.3pp	
Controlling interest net income (loss)	(293)	(281)	(4%)		(293)	(281)	(4%)	
Operating EBITDA	535	521	3%	7%	535	521	3%	7%
as % of net sales	14.9%	15.7%	(0.8pp)		14.9%	15.7%	(0.8pp)	
Free cash flow after maintenance capital expenditures	(454)	(483)	6%		(454)	(483)	6%	
Free cash flow	(477)	(510)	6%		(477)	(510)	6%	
Total debt plus perpetual notes	17,170	16,999	1%		17,170	16,999	1%	
Earnings (loss) per ADS	(0.24)	(0.23)	(3%)		(0.24)	(0.23)	(3%)	
Fully diluted earnings (loss) per ADS [(1)]	(0.24)	(0.23)	(3%)		(0.24)	(0.23)	(3%)	
Average ADSs outstanding	1,229.3	1,213.6	1%		1,229.3	1,213.6	1%	
Employees	43,145	43,766	(1%)		43,145	43,766	(1%)	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[(1)]For 2014 and 2013, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2014 increased to US$3.6 billion, representing an increase of 8% compared with the first quarter of 2013. Adjusting for the higher number of business days in our operations during the quarter, the increase in net sales was 7%. The increase in consolidated net sales was due to higher prices of our products in local currency terms in most of our operations, as well as higher volumes in all our regions.

Cost of sales as a percentage of net sales decreased by 0.1pp during the first quarter of 2014 compared with the same period last year. The decrease includes a reduction in workforce related to our cost reduction initiatives, partially offset by higher maintenance cost in our cement plants.

Operating expenses as a percentage of net sales decreased by 0.2pp during the first quarter of 2014 compared with the same period last year, from 20.2% to 20.0%. The decrease includes a reduction in workforce related to our cost reduction initiatives.

Operating EBITDA increased by 3% to US$535 million during the first quarter of 2014 compared with the same period last year. The increase was due to higher contributions from the U.S., as well as Northern Europe, Mediterranean and Asia regions. During the quarter, higher maintenance and inventory drawdown negatively affected our operating EBITDA. Adjusting for these effects and for the higher number of business days in our operations during the quarter, operating EBITDA, on a like-to-like basis, increased by 15%.

Operating EBITDA margin decreased by 0.8pp from 15.7% in the first quarter of 2013 to 14.9% this quarter. Operating EBITDA margin, on a like-to-like basis, adjusted for the higher maintenance, the inventory drawdown, and the higher number of business days in our operations during the quarter increased by 0.8pp.

Other expenses, net, for the quarter were US$38 million, which mainly included severance payments and losses in sales of fixed assets.

Gain (loss) on financial instruments for the quarter was a gain of US$44 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a loss of US$26 million, resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$293 million in the first quarter of 2014 versus a loss of US$281 million in the same quarter of 2013. The higher quarterly loss primarily reflects a lower gain on financial instruments, higher financial expense and higher other expenses, net partially offset by higher operating earnings before other expenses, net and a lower foreign exchange loss.

Total debt plus perpetual notes decreased by US$300 million during the quarter.

2014 First Quarter Results Page 2

Operating results

Mexico

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	737	780	(6%)	(1%)	737	780	(6%)	(1%)
Operating EBITDA	250	263	(5%)	(1%)	250	263	(5%)	(1%)
Operating EBITDA margin	34.0%	33.8%	0.2pp		34.0%	33.8%	0.2pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	1%	1%	4%	4%	15%	15%
Price (USD)	(6%)	(6%)	(3%)	(3%)	(5%)	(5%)
Price (local currency)	(1%)	(1%)	1%	1%	(1%)	(1%)

Our Mexican operations' domestic gray cement volumes increased by 1% during the quarter versus the same period last year, while ready-mix volumes increased by 4% during the same period.

Volumes in the quarter were favored by additional business days compared to the same quarter last year due to the Holy Week holidays. Adjusting for those additional business days in the quarter, volumes declined by 1% for domestic gray cement and increased by 1% for ready-mix.

During the quarter, bulk cement sales showed a positive performance while bagged cement sales remained flat. Demand for our products was driven by higher activity in both the infrastructure and formal residential sectors. The self construction sector remained relatively stable during the quarter driven, among other factors, by a continuous but moderate growth in employment and positive remittances.

United States

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	792	736	8%	11%	792	736	8%	11%
Operating EBITDA	28	19	48%	38%	28	19	48%	38%
Operating EBITDA margin	3.5%	2.6%	0.9pp		3.5%	2.6%	0.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	9%	9%	0%	0%	(6%)	(6%)
Price (USD)	1%	1%	8%	8%	13%	13%
Price (local currency)	1%	1%	8%	8%	13%	13%

Domestic gray cement volumes for CEMEX's operations in the United States increased by 9% during the first quarter of 2014 versus the same period last year and ready-mix volumes were flat. On a pro forma basis, adjusting for the transfer of our ready mix assets in the Carolinas into the newly established joint venture with Concrete Supply, ready-mix volumes grew by 5% year over year. Aggregates volumes decreased by 6% over the same period due primarily to the completion of the large Ft. Lauderdale airport project in Florida.

Sales volumes during the quarter reflect improved demand in most of our markets despite poor weather conditions. The residential and the industrial-and-commercial sectors drove the volume performance. During the quarter, activity in the infrastructure sector turned positive due in part to the ongoing improvement in state fiscal conditions.

Growth in operating EBITDA for the quarter was partially offset by maintenance work brought forward to take advantage of adverse weather conditions and the negative inventory drawdown effect.

2014 First Quarter Results Page 3

Operating results

Northern Europe

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	912	756	21%	15%	912	756	21%	15%
Operating EBITDA	13	(17)	N/A	N/A	13	(17)	N/A	N/A
Operating EBITDA margin	1.4%	(2.2%)	3.6pp		1.4%	(2.2%)	3.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	22%	22%	15%	15%	26%	26%
Price (USD)	4%	4%	4%	4%	3%	3%
Price (local currency)	(1%)	(1%)	(1%)	(1%)	(3%)	(3%)

Our domestic gray cement volumes in the Northern Europe region increased by 22% during the first quarter of 2014 versus the comparable period in 2013. Improved macroeconomic conditions and favorable weather in most countries across the region positively affected our volumes.

In Germany, our domestic gray cement volumes increased by 30% during the first quarter on a year-over-year basis. The main driver for cement consumption continues to be the residential sector which benefited from low unemployment and mortgage rates, as well as higher wages and salaries. The infrastructure and the industrial-and-commercial sectors experienced a slight increase in activity during the period.

Domestic gray cement volumes of our operations in Poland increased by 38% during the quarter versus the comparable period in 2013. Improved weather conditions with respect to the first quarter of 2013 contributed to an increase in construction activity. In addition, the increase in volumes was due in part to the infrastructure sector coming from a very low base in 2013, improvement in the housing sector and, to a lesser extent, activity in the industrial-and-commercial sector.

In our operations in France, domestic ready-mix volumes increased by 12% and our aggregates volumes increased by 13% during the first quarter of 2014 versus the comparable period last year. Volumes during the quarter reflect a favorable base effect due to the adverse weather conditions seen a year ago. Infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. High level of unemployment, a less attractive buy-to-let program and limited credit availability affected the performance of the residential sector.

In the United Kingdom, domestic gray cement volumes increased, on a year-over-year basis, by 2%, ready-mix volumes increased by 7% while our aggregates volumes increased by 16% during the first quarter of 2014. The residential sector continued driving demand for our products. Housing activity was supported by an improving economic outlook, growth in employment, low interest rates, and government incentives to promote home ownership. The infrastructure sector experienced volume growth in rail and road projects. Activity in the industrial-and-commercial sector benefited from improved credit conditions.

2014 First Quarter Results Page 4

Operating results

Mediterranean

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	412	347	19%	16%	412	347	19%	16%
Operating EBITDA	81	73	11%	11%	81	73	11%	11%
Operating EBITDA margin	19.7%	21.1%	(1.4pp)		19.7%	21.1%	(1.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	11%	11%	6%	6%
Price (USD)	6%	6%	9%	9%	24%	24%
Price (local currency)	8%	8%	4%	4%	17%	17%

Our domestic gray cement volumes in the Mediterranean region increased by 2% during the first quarter of 2014 versus the same period in 2013.

Domestic gray cement volumes for our operations in Spain decreased by 5% and our ready-mix volumes declined by 3% on a year-over-year basis during the quarter. The macroeconomic conditions in the country showed a slight improvement. In the residential sector, home permits and home sales remain at minimal levels. Home inventories continue with their gradual reduction, while house prices have continued to decrease slightly. There has been a strong increase in public biddings during the last few months, from a very low level, as pressures for fiscal austerity measures diminish and municipal elections approach.

In Egypt, our domestic gray cement volumes decreased by 3% during the first quarter of 2014 on a year-over-year basis. The informal residential sector continues to be the main driver of cement consumption during the quarter supported by our alternative fuel strategy. The formal residential sector continued showing signs of reactivation.

South, Central America and the Caribbean

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	538	497	8%	16%	538	497	8%	16%
Operating EBITDA	187	188	(0%)	6%	187	188	(0%)	6%
Operating EBITDA margin	34.7%	37.8%	(3.1pp)		34.7%	37.8%	(3.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	16%	16%	16%	16%	27%	27%
Price (USD)	(7%)	(7%)	(6%)	(6%)	(8%)	(8%)
Price (local currency)	(0%)	(0%)	2%	2%	(1%)	(1%)

Our domestic gray cement volumes in the region increased by 16% during the first quarter of 2014 versus the comparable period last year.

Our volume performance in the region was driven by strong construction activity in several markets. In Colombia, during the first quarter our cement, ready-mix and aggregates volumes increased by 34%, 23% and 38%, respectively, on a year-over-year basis. Construction activity in the first quarter was driven by formal housing, benefiting from the government-sponsored subsidy program for middle-income housing and the 100-thousand free-home program. Infrastructure was also an important driver for demand of our products with several ongoing projects that were awarded in past years.

2014 First Quarter Results Page 5

Operating results

Asia

	January - March				First Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	146	142	3%	14%	146	142	3%	14%
Operating EBITDA	26	24	8%	12%	26	24	8%	12%
Operating EBITDA margin	17.7%	16.8%	0.9pp		17.7%	16.8%	0.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	10%	10%	(11%)	(11%)	67%	67%
Price (USD)	(6%)	(6%)	5%	5%	14%	14%
Price (local currency)	3%	3%	12%	12%	23%	23%

Our domestic gray cement volumes in the region increased by 10% during the first quarter on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 13% during the first quarter of 2014 versus the comparable period of last year.

The increase in volumes during the quarter reflects the strong market demand in the country. Stable levels of inflation and mortgage rates as well as healthy remittances inflows during the quarter contributed to the growth in the residential sector which continues driving cement consumption. The infrastructure sector performed positively during the quarter and is benefiting from the increase in government spending. Activity in the industrial-and-commercial sector continued with its favorable performance.

2014 First Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related Information

Operating EBITDA and free cash flow

	January – March			First Quarter		
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	268	239	12%	268	239	12%
+ Depreciation and operating amortization	267	282		267	282	
Operating EBITDA	535	521	3%	535	521	3%
- Net financial expense	350	357		350	357	
- Maintenance capital expenditures	69	48		69	48	
- Change in working capital	304	332		304	332	
- Taxes paid	227	276		227	276	
- Other cash items (net)	39	(9)		39	(9)	
Free cash flow after maintenance capital expenditures	(454)	(483)	6%	(454)	(483)	6%
- Strategic capital expenditures	23	27		23	27	
Free cash flow	(477)	(510)	6%	(477)	(510)	6%

In millions of US dollars, except percentages.

The negative free cash flow during the quarter was met with a decrease in cash balance, as well as an increase in the utilization of our securitization programs.

Our debt during the quarter reflects the conversion of a portion of our 2015 convertibles into ADSs as well as a negative foreign conversion effect of US$4 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2014	2013	% Var	2013
Total debt [1]	16,693	16,528	1%	16,993
Short-term	6%	3%		2%
Long-term	94%	97%		98%
Perpetual notes	477	471	1%	477
Cash and cash equivalents	845	817	3%	1,163
Net debt plus perpetual notes	16,325	16,182	1%	16,306
Consolidated funded debt [2]/EBITDA [3]	5.54	5.58		5.49
Interest coverage [3] [4]	2.12	2.06		2.11

	First Quarter	
	2014	2013
Currency denomination		
US dollar	88%	85%
Euro	10%	13%
Mexican peso	2%	2%
Other	0%	1%
Interest rate		
Fixed	66%	67%
Variable	34%	33%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of March 31, 2014 was US$14,706 million, in accordance with our contractual obligations under the Facilities Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2014 First Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	11,405,972,815
CPOs issued as result of the conversion of a portion of our 2015 convertible securities	277,295,290
End-of-quarter CPO-equivalent units outstanding	11,683,268,105

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries, which as of March 31, 2014 were 17,558,782.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 202 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2014, executives had outstanding options on a total of 4,720,450 CPOs, with a weighted-average strike price of approximately US$1.55 per CPO (equivalent to US$15.49 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2014, our executives held 24,309,383 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First Quarter		Fourth Quarter
	2014	2013	2013
Notional amount of equity related derivatives (1) (2) (3)	1,792	2,426	2,410
Estimated aggregate fair market value (1) (2) (3) (4) (5)	452	375	409

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2014, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$487 million, including a liability of US$44 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2014, the notional amount of this derivative was US$174 million, with a positive fair market value of approximately US$35 million.*

(2) *Excludes exchange rate derivatives, as of March 31, 2014, the notional amount of the derivatives were US$195 million, with a positive fair market value below US$1 million, approximately.*

(3) *As of March 31, 2013, includes a notional amount of US$13 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees' pension fund trust. As of March 31, 2013, the fair value of this financial guarantee represented an asset of US$14 million. As of March 31, 2014, there is no guarantee.*

(4) *Net of cash collateral deposited under open positions. Cash collateral was US$7 million as of March 31, 2014.*

(5) *As required by IFRS, the estimated aggregate fair market value as of March 31, 2014 includes a liability of US$44 million and US$43 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities*

2014 First Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – March				First Quarter			
INCOME STATEMENT	2014	2013	% Var.	like-to-like % Var.*	2014	2013	% Var.	like-to-like % Var.*
Net sales	3,590,652	3,318,617	8%	10%	3,590,652	3,318,617	8%	10%
Cost of sales	(2,604,858)	(2,410,019)	(8%)		(2,604,858)	(2,410,019)	(8%)	
Gross profit	985,794	908,599	8%	12%	985,794	908,599	8%	12%
Operating expenses	(718,085)	(669,453)	(7%)		(718,085)	(669,453)	(7%)	
Operating earnings before other expenses, net	267,710	239,146	12%	20%	267,710	239,146	12%	20%
Other expenses, net	(37,865)	(19,548)	(94%)		(37,865)	(19,548)	(94%)	
Operating earnings	229,845	219,598	5%		229,845	219,598	5%	
Financial expense	(406,910)	(368,576)	(10%)		(406,910)	(368,576)	(10%)	
Other financial income (expense), net	9,539	2,906	228%		9,539	2,906	228%	
Financial income	7,748	7,909	(2%)		7,748	7,909	(2%)	
Results from financial instruments, net	44,064	123,144	(64%)		44,064	123,144	(64%)	
Foreign exchange results	(25,758)	(118,057)	78%		(25,758)	(118,057)	78%	
Effects of net present value on assets and liabilities and others, net	(16,515)	(10,090)	(64%)		(16,515)	(10,090)	(64%)	
Equity in gain (loss) of associates	(354)	(4,792)	93%		(354)	(4,792)	93%	
Income (loss) before income tax	(167,881)	(150,864)	(11%)		(167,881)	(150,864)	(11%)	
Income tax	(108,460)	(114,498)	5%		(108,460)	(114,498)	5%	
Consolidated net income (loss)	(276,341)	(265,363)	(4%)		(276,341)	(265,363)	(4%)	
Non-controlling interest net income (loss)	16,530	15,298	8%		16,530	15,298	8%	
Controlling interest net income (loss)	(292,871)	(280,661)	(4%)		(292,871)	(280,661)	(4%)	
Operating EBITDA	534,976	521,136	3%	7%	534,976	521,136	3%	7%
Earnings (loss) per ADS	(0.24)	(0.23)	(3%)		(0.24)	(0.23)	(3%)	

	As of March 31		
BALANCE SHEET	2014	2013	% Var.
Total assets	37,846,044	37,274,044	2%
Cash and cash equivalents	844,464	817,055	3%
Trade receivables less allowance for doubtful accounts	2,141,181	1,940,064	10%
Other accounts receivable	506,442	512,212	(1%)
Inventories, net	1,340,436	1,309,884	2%
Other current assets	371,579	439,472	(15%)
Current assets	5,204,102	5,018,686	4%
Property, machinery and equipment, net	15,586,579	16,250,296	(4%)
Other assets	17,055,363	16,005,062	7%
Total liabilities	26,402,819	24,972,252	6%
Current liabilities	5,309,781	4,389,598	21%
Long-term liabilities	14,003,437	13,789,313	2%
Other liabilities	7,089,600	6,793,341	4%
Total stockholders' equity	11,443,225	12,301,791	(7%)
Non-controlling interest and perpetual instruments	1,162,183	1,159,773	0%
Total controlling interest	10,281,043	11,142,019	(8%)

2014 First Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January – March			First Quarter		
INCOME STATEMENT	**2014**	**2013**	**% Var.**	**2014**	**2013**	**% Var.**
Net sales	47,468,416	41,847,765	13%	47,468,416	41,847,765	13%
Cost of sales	(34,436,217)	(30,390,337)	(13%)	(34,436,217)	(30,390,337)	(13%)
Gross profit	13,032,198	11,457,428	14%	13,032,198	11,457,428	14%
Operating expenses	(9,493,078)	(8,441,798)	(12%)	(9,493,078)	(8,441,798)	(12%)
Operating earnings before other expenses, net	3,539,120	3,015,630	17%	3,539,120	3,015,630	17%
Other expenses, net	(500,574)	(246,497)	(103%)	(500,574)	(246,497)	(103%)
Operating earnings	3,038,547	2,769,133	10%	3,038,547	2,769,133	10%
Financial expense	(5,379,355)	(4,647,743)	(16%)	(5,379,355)	(4,647,743)	(16%)
Other financial income (expense), net	126,108	36,646	244%	126,108	36,646	244%
Financial income	102,434	99,734	3%	102,434	99,734	3%
Results from financial instruments, net	582,524	1,552,844	(62%)	582,524	1,552,844	(62%)
Foreign exchange results	(340,523)	(1,488,702)	77%	(340,523)	(1,488,702)	77%
Effects of net present value on assets and liabilities and others, net	(218,328)	(127,230)	(72%)	(218,328)	(127,230)	(72%)
Equity in gain (loss) of associates	(4,682)	(60,432)	92%	(4,682)	(60,432)	92%
Income (loss) before income tax	(2,219,383)	(1,902,397)	(17%)	(2,219,383)	(1,902,397)	(17%)
Income tax	(1,433,845)	(1,443,825)	1%	(1,433,845)	(1,443,825)	1%
Consolidated net income (loss)	(3,653,228)	(3,346,221)	(9%)	(3,653,228)	(3,346,221)	(9%)
Non-controlling interest net income (loss)	218,529	192,908	13%	218,529	192,908	13%
Controlling interest net income (loss)	(3,871,757)	(3,539,129)	(9%)	(3,871,757)	(3,539,129)	(9%)
Operating EBITDA	7,072,388	6,571,522	8%	7,072,388	6,571,522	8%
Earnings (loss) per ADS	(3.15)	(2.92)	(8%)	(3.15)	(2.92)	(8%)

	As of March 31		
BALANCE SHEET	**2014**	**2013**	**% Var.**
Total assets	494,269,337	459,961,700	7%
Cash and cash equivalents	11,028,700	10,082,453	9%
Trade receivables less allowance for doubtful accounts	27,963,820	23,940,390	17%
Other accounts receivable	6,614,138	6,320,698	5%
Inventories, net	17,506,091	16,163,962	8%
Other current assets	4,852,821	5,423,079	(11%)
Current assets	67,965,569	61,930,582	10%
Property, machinery and equipment, net	203,560,728	200,528,653	2%
Other assets	222,743,039	197,502,465	13%
Total liabilities	344,820,814	308,157,594	12%
Current liabilities	69,345,744	54,167,643	28%
Long-term liabilities	182,884,893	170,160,123	7%
Other liabilities	92,590,177	83,829,829	10%
Total stockholders' equity	149,448,523	151,804,105	(2%)
Non-controlling interest and perpetual instruments	15,178,104	14,311,597	6%
Total controlling interest	134,270,419	137,492,508	(2%)

2014 First Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

NET SALES	January – March 2014	2013	% Var.	like-to-like % Var. *	First Quarter 2014	2013	% Var.	like-to-like % Var. *
Mexico	737,001	779,927	(6%)	(1%)	737,001	779,927	(6%)	(1%)
U.S.A.	791,517	735,985	8%	11%	791,517	735,985	8%	11%
Northern Europe	911,617	755,789	21%	15%	911,617	755,789	21%	15%
Mediterranean	411,953	347,231	19%	16%	411,953	347,231	19%	16%
South, Central America and the Caribbean	537,877	497,108	8%	16%	537,877	497,108	8%	16%
Asia	146,013	142,311	3%	14%	146,013	142,311	3%	14%
Others and intercompany eliminations	*54,672*	*60,266*	*(9%)*	*(9%)*	*54,672*	*60,266*	*(9%)*	*(9%)*
TOTAL	3,590,652	3,318,617	8%	10%	3,590,652	3,318,617	8%	10%

GROSS PROFIT								
Mexico	360,791	368,411	(2%)	3%	360,791	368,411	(2%)	3%
U.S.A.	91,668	57,673	59%	59%	91,668	57,673	59%	59%
Northern Europe	148,764	116,305	28%	21%	148,764	116,305	28%	21%
Mediterranean	109,709	92,909	18%	17%	109,709	92,909	18%	17%
South, Central America and the Caribbean	238,105	244,006	(2%)	5%	238,105	244,006	(2%)	5%
Asia	37,960	31,639	20%	29%	37,960	31,639	20%	29%
Others and intercompany eliminations	*(1,203)*	*(2,344)*	*49%*	*49%*	*(1,203)*	*(2,344)*	*49%*	*49%*
TOTAL	985,794	908,599	8%	12%	985,794	908,599	8%	12%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	204,882	214,662	(5%)	(0%)	204,882	214,662	(5%)	(0%)
U.S.A.	(78,813)	(101,078)	22%	21%	(78,813)	(101,078)	22%	21%
Northern Europe	(42,574)	(67,083)	37%	40%	(42,574)	(67,083)	37%	40%
Mediterranean	56,065	45,352	24%	25%	56,065	45,352	24%	25%
South, Central America and the Caribbean	166,333	166,648	(0%)	7%	166,333	166,648	(0%)	7%
Asia	18,630	15,798	18%	16%	18,630	15,798	18%	16%
Others and intercompany eliminations	*(56,813)*	*(35,154)*	*(62%)*	*(71%)*	*(56,813)*	*(35,154)*	*(62%)*	*(71%)*
TOTAL	267,710	239,146	12%	20%	267,710	239,146	12%	20%

2014 First Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – March				First Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
Mexico	250,328	263,395	(5%)	(1%)	250,328	263,395	(5%)	(1%)
U.S.A.	27,864	18,856	48%	38%	27,864	18,856	48%	38%
Northern Europe	12,718	(16,616)	N/A	N/A	12,718	(16,616)	N/A	N/A
Mediterranean	81,214	73,378	11%	11%	81,214	73,378	11%	11%
South, Central America and the Caribbean	186,822	187,704	(0%)	6%	186,822	187,704	(0%)	6%
Asia	25,912	23,964	8%	12%	25,912	23,964	8%	12%
Others and intercompany eliminations	*(49,882)*	*(29,545)*	*(69%)*	*(80%)*	*(49,882)*	*(29,545)*	*(69%)*	*(80%)*
TOTAL	534,976	521,136	3%	7%	534,976	521,136	3%	7%

OPERATING EBITDA MARGIN								
Mexico	34.0%	33.8%			34.0%	33.8%		
U.S.A.	3.5%	2.6%			3.5%	2.6%		
Northern Europe	1.4%	(2.2%)			1.4%	(2.2%)		
Mediterranean	19.7%	21.1%			19.7%	21.1%		
South, Central America and the Caribbean	34.7%	37.8%			34.7%	37.8%		
Asia	17.7%	16.8%			17.7%	16.8%		
TOTAL	14.9%	15.7%			14.9%	15.7%		

2014 First Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – March			First Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume [1]	15,629	14,383	9%	15,629	14,383	9%
Consolidated ready-mix volume	12,739	11,812	8%	12,739	11,812	8%
Consolidated aggregates volume	37,630	33,460	12%	37,630	33,460	12%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January – March 2014 Vs. 2013	First Quarter 2014 Vs. 2013	First Quarter 2014 Vs. Fourth Quarter 2013
Mexico	1%	1%	(7%)
U.S.A.	9%	9%	(6%)
Northern Europe	22%	22%	(22%)
Mediterranean	2%	2%	(2%)
South, Central America and the Caribbean	16%	16%	1%
Asia	10%	10%	15%

READY-MIX VOLUME			
Mexico	4%	4%	(11%)
U.S.A.	0%	0%	(2%)
Northern Europe	15%	15%	(19%)
Mediterranean	11%	11%	6%
South, Central America and the Caribbean	16%	16%	1%
Asia	(11%)	(11%)	(0%)

AGGREGATES VOLUME			
Mexico	15%	15%	(10%)
U.S.A.	(6%)	(6%)	(5%)
Northern Europe	26%	26%	(17%)
Mediterranean	6%	6%	3%
South, Central America and the Caribbean	27%	27%	0%
Asia	67%	67%	(1%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2014 First Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January – March 2014 Vs. 2013	First Quarter 2014 Vs. 2013	First Quarter 2014 Vs. Fourth Quarter 2013
Mexico	(6%)	(6%)	5%
U.S.A.	1%	1%	2%
Northern Europe (*)	4%	4%	3%
Mediterranean (*)	6%	6%	1%
South, Central America and the Caribbean (*)	(7%)	(7%)	(1%)
Asia (*)	(6%)	(6%)	(1%)

READY-MIX PRICE			
Mexico	(3%)	(3%)	(0%)
U.S.A.	8%	8%	3%
Northern Europe (*)	4%	4%	4%
Mediterranean (*)	9%	9%	1%
South, Central America and the Caribbean (*)	(6%)	(6%)	(2%)
Asia (*)	5%	5%	1%

AGGREGATES PRICE			
Mexico	(5%)	(5%)	(2%)
U.S.A.	13%	13%	6%
Northern Europe (*)	3%	3%	7%
Mediterranean (*)	24%	24%	16%
South, Central America and the Caribbean (*)	(8%)	(8%)	1%
Asia (*)	14%	14%	7%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January – March 2014 Vs. 2013	First Quarter 2014 Vs. 2013	First Quarter 2014 Vs. Fourth Quarter 2013
Mexico	(1%)	(1%)	6%
U.S.A.	1%	1%	2%
Northern Europe (*)	(1%)	(1%)	2%
Mediterranean (*)	8%	8%	2%
South, Central America and the Caribbean (*)	(0%)	(0%)	1%
Asia (*)	3%	3%	1%

READY-MIX PRICE			
Mexico	1%	1%	1%
U.S.A.	8%	8%	3%
Northern Europe (*)	(1%)	(1%)	4%
Mediterranean (*)	4%	4%	1%
South, Central America and the Caribbean (*)	2%	2%	2%
Asia (*)	12%	12%	4%

AGGREGATES PRICE			
Mexico	(1%)	(1%)	(0%)
U.S.A.	13%	13%	6%
Northern Europe (*)	(3%)	(3%)	7%
Mediterranean (*)	17%	17%	16%
South, Central America and the Caribbean (*)	(1%)	(1%)	5%
Asia (*)	23%	23%	9%

(*) Volume weighted-average price.

2014 First Quarter Results Page 14

Other activities

CEMEX

CEMEX announces subscription issue price of new CPOs

On April 24, 2014 CEMEX announced that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the general ordinary shareholders meeting held on March 20, 2014, CEMEX shareholders received new shares as follows:

1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.

Holders of CEMEX American Depositary Shares (“ADS”) received 1 newly issued ADS per 25 ADSs held.

No cash was distributed by CEMEX, including for fractions for which no shares are issued.

The delivery of the new CPOs or shares, as applicable, started on April 25, 2014. Only holders of record of CEMEX CPOs or ADSs as of April 24, 2014 (the record date) received new shares as a result of the increase in the capital stock. The new ADSs issued were distributed on or about April 29, 2014. Each ADS represents 10 CPOs. The subscription price was MXN$16.2763 per new CEMEX CPO. The shares were subscribed for at a price of MXN$5.4254 per share, of which MXN$0.00277661 went to our capital stock and the remaining amount was treated as premium for the subscription of capital, and deemed fully paid by a capitalization of retained earnings. CEMEX shareholders were not be required to pay any consideration in connection with the issuance of the shares.

CEMEX announces completion of financing of one of the largest wind farm projects in Latin America

On April 10, 2014, CEMEX announced that it has successfully completed the financing of Ventika, a project comprising the construction of two 126 MW wind farms each, for a total nominal capacity of 252 MW to be located in General Bravo, Nuevo Leon, Mexico. The investment for the project is approximately US$650 million, of which 75% correspond to debt and 25% to equity. The debt financiers are the North American Development Bank, Banobras, Nafin, Bancomext and Santander. The equity partners are Fisterra Energy, a company majority owned by funds managed by Blackstone, CEMEX and private investors. CEMEX developed the project, providing its industry-leading technical expertise and skills in the clean energy industry. In addition, CEMEX will supervise the construction process and, once operational; will manage the wind farms without exercising control and owning a minority stake of 5% of the equity, therefore, the project will not be consolidated into CEMEX’s balance sheet and the project’s debt will have no recourse to CEMEX. These wind farms will supply renewable energy to facilities belonging to FEMSA, DEACERO, Tecnológico de Monterrey and CEMEX, under the self-supply scheme approved by the Mexican Energy Regulatory Commission. In addition, more off-takers could be brought in the near future. Construction will begin in the 2nd quarter of 2014 and commercial operation is expected by the 2nd quarter of 2016. Acciona Energía was selected as the Engineering, Procurement, and Constructor (EPC) as well as the Operation & Maintenance (O&M) contractor. All required permits and contracts with authorities to build, operate and commercialize the wind farms have been obtained. Evercore was financial advisor for CEMEX, Santander was the leading banking agent and Banamex acted as trustee.

CEMEX announces tender offer, early tender results for certain senior secured notes and early settlement of tender offer

On March 25, 2014, CEMEX announced that CEMEX Finance LLC (“CEMEX Finance”), an indirect subsidiary of CEMEX, commenced a tender offer

(the “Tender Offer”) to purchase up to U.S.$1,080 million (the “Aggregate Maximum Tender Amount”) of the outstanding 9.250% Senior Secured Notes due 2020 (the “2020 Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch, and 9.000% Senior Secured Notes due

2018 (the “2018 Notes” and, together with the 2020 Notes, the “Notes”) issued by CEMEX. On April 8, 2014, CEMEX announced that holders of U.S.$597,153,000 of the 2020 Notes issued by CEMEX España, S.A., acting through its Luxembourg Branch, and U.S.$602,580,000 of the 2018 Notes issued by CEMEX tendered their Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on April 7, 2014 (the “Early Tender Date”), pursuant to CEMEX Finance’s previously announced

Tender Offer to purchase the Aggregate Maximum Tender Amount of the outstanding Notes. The Tender Offer was made pursuant to the Offer to Purchase dated March 25, 2014 and the related letter of transmittal. Because Notes in excess of the Aggregate Maximum Tender Amount were validly tendered in the Tender Offer on or prior to the Early Tender Date, CEMEX Finance accepted for purchase all U.S.$597,153,000 of the tendered 2020 Notes and only U.S.$482,847,000 of the tendered 2018 Notes. CEMEX Finance paid holders of 2018 Notes tendered on or prior to the Early Tender Date on a pro rata basis according to the pro ration procedures described in the Offer to Purchase. The early settlement date on which CEMEX Finance made payment for such 2020 Notes and 2018 Notes accepted in the Tender Offer was April 9, 2014 (the “Early Settlement Date”). Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes were accepted for purchase (afer applying of the proration factor in the case of the 2018 Notes) were entitled to receive U.S.$1,102.50 per U.S.$1,000 principal amount of 2020 Notes and U.S$1,092.50 per U.S.$1,000 principal amount of 2018 Notes accepted for purchase, which includes, in each case, an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early Tender Date and whose Notes were accepted for purchase received accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes was approximately U.S.$1.22 billion.

CEMEX announces pricing of €400 million and U.S.$1 billion in senior secured notes

On March 25, 2014, CEMEX announced the pricing of €400,000,000 of 5.250% Senior Secured Notes due 2021 denominated in Euros (the “Euro Notes”) and U.S.$1,000,000,000 of 6.000% Senior Secured Notes due 2024 denominated in U.S. Dollars (the “U.S. Dollar Notes”) of its indirect subsidiary, CEMEX Finance LLC (the “Issuer”). The Euro Notes bear interest at an annual rate of 5.250% and mature on April 1, 2021. The Euro Notes were issued at par and are callable commencing on April 1, 2017. The U.S. Dollar Notes bear interest at an annual rate of 6.000% and mature on April 1, 2024. The U.S. Dollar Notes were issued at par and are callable commencing on April 1, 2019. The closing of the offerings occurred on April 1, 2014. The Euro Notes and the U.S. Dollar Notes share in the collateral pledged for the benefit of the lenders under CEMEX’s

Facilities Agreement, dated as of September 17, 2012, as amended from time to time, and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX, CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

CEMEX announces conversions of approximately $280 million of its 4.875% convertible subordinated notes due 2015

On February 28, 2014, CEMEX announced that certain institutional holders of CEMEX’s 4.875% Convertible Subordinated Notes due 2015

(the “Notes”) converted approximately $280 million aggregate principal amount of the Notes in exchange for approximately 27.6 million

American Depositary Shares (“ADSs”) of CEMEX. CEMEX did not pay any cash to these holders in connection with these conversions. Following the closing of these transactions, approximately $435 million aggregate principal amount of the Notes remained outstanding. The Notes are not callable prior to maturity in March 2015. The ADSs were issued under private conversion agreements and such issuance was exempt from registration pursuant to Section 3(a)(9) under the U.S. Securities Act of 1933, as amended.

2014 First Quarter Results

Other information

CEMEX

Integration of Mexican business and operational activities

Historically, CEMEX’s business in Mexico had been primarily run by three subsidiaries, CEMEX México, S.A. de C.V. (“CEMEX Mexico”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”) and CEMEX Agregados, S.A. de C.V. (“CEMEX Agregados”). In line with the intention to increase operational efficiency, starting the first quarter of 2014, CEMEX launched an initiative within its 171 Mexican business which involved concentrating the majority of the operations of the Mexican business under a single entity. Under the Mexican business structure, separate CEMEX entities in Mexico serviced different lines of business (e.g. cement, concrete and aggregates). CEMEX has begun the integration of these lines of business (e.g. the production and commercial and administrative activities related to the sale of cement, ready-mix concrete, aggregates and other construction materials in Mexico) into one entity, CEMEX, S.A.B. de C.V. This single entity is capable of providing customers from all end-user segments (including distributors, builders and manufacturers) with a full service platform in Mexico. As a result, CEMEX, S.A.B. de C.V. will be the single entity under which the Mexican business will be operated, predominantly by leasing assets in Mexico (including relevant property, plant and equipment) mainly from CEMEX Mexico, CEMEX Concretos and CEMEX Agregados. An administrative trust incorporated pursuant to the laws of Mexico will manage the lease payments and engage in other activities as permitted by the laws of Mexico and our debt agreements. CEMEX, S.A.B. de C.V. will continue to consolidate all of our companies. The required shareholders’ and creditors’ approvals have been obtained.

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounts to approximately US$1,901 million, as described in the table below.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2013 were as follows (approximate US$ Millions):

2013

Balance at the beginning of the period $1,115

Income tax received from subsidiaries $138

Restatement for the period $95

Payments during the period ($156)

Effects of tax deconsolidation $709

Balance at the end of the period $1,901

As of December 31, 2013, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2014 $328*

2015 $380

2016 $317

2017 $316

2018 and thereafter $560

1,901

* In March 2014, we paid $154 million out of this amount. The rest will be paid in April 2014.

Tax Matters - Spain

In connection with the tax audit process covering the tax years from and including 2006 to 2009, on April 4, 2014, CEMEX informed that the tax authorities in Spain had notified CEMEX España of fines in the aggregate amount of approximately €456 million (approximately U.S.$625.69 million as of April 3, 2014, based on an exchange rate of €0.7288 to U.S.$1.00). The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. CEMEX España intends to appeal such fines.

Egypt Share Purchase Agreement

Regarding this matter, the hearing before the administrative court in

Assiut, Egypt (the “Administrative Court”) has been rescheduled for May

17, 2014 because the case file was not timely referred to the Administrative Court. On April 22, 2014, the Presidential Decree on Law

No. 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives once it has been elected. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. We are currently analyzing the effects of Law 32/2014, which we currently expect will result in the dismissal of these proceedings in favor of ACC, without nullification of the Share Purchase Agreement.

2014 First Quarter Results

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2014 and the first quarter of 2013 are 13.22 and 12.61 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2014, and March 31, 2013, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2014 and 2013, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,229.3 million for the first quarter of 2014; 1,229.3 million for year-to-date 2014; 1,213.6 million for the first quarter of 2013; and 1,213.6 million for year-to-date 2013. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2014	2013	2014	2013	2014	2013
	Average	Average	Average	Average	End of period	End of period
Mexican peso	13.22	12.61	13.22	12.61	13.06	12.34
Euro	0.731	0.7589	0.731	0.7589	0.7259	0.7795
British pound	0.6018	0.6502	0.6018	0.6502	0.5999	0.6582

Amounts provided in units of local currency per US dollar.

2014 First Quarter Results

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